Exhibit 99.1

Norwegian Cruise Line Announces Launch of Initial Public Offering

MIAMI--(BUSINESS WIRE)--January 8, 2013--Norwegian Cruise Line Holdings Ltd. (“Norwegian”) and NCL Corporation Ltd. announced today the launch of Norwegian’s initial public offering of 23,529,412 ordinary shares pursuant to a registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”). Norwegian will grant the underwriters a 30-day option to purchase an aggregate of up to 3,529,412 additional ordinary shares. Norwegian intends to list the ordinary shares on the NASDAQ Global Select Market and, subject to official notice of issuance, the ordinary shares will trade under the symbol “NCLH.”

UBS Investment Bank and Barclays are acting as bookrunners and the representatives of the underwriters for the offering. Citigroup, Deutsche Bank Securities, Goldman, Sachs & Co. and J.P. Morgan are also acting as bookrunners for the offering. DNB Markets, HSBC, SunTrust Robinson Humphrey, Wells Fargo Securities and Apollo Global Securities are acting as co-managers for the offering.

The offering of these ordinary shares will be made only by means of a prospectus. A written prospectus, which meets the requirements of Section 10 of the Securities Act of 1933, may be obtained here or by contacting:

UBS Securities LLC
Attn: Prospectus Department
299 Park Avenue
New York, NY 10171
(888) 827-7275

Barclays Capital Inc.
c/o Broadridge Financial Solutions
1155 Long Island Avenue
Edgewood, NY 11717
Barclaysprospectus@broadridge.com
(888) 603-5847

A registration statement relating to these securities has been filed with the SEC, but has not yet been declared effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Norwegian Cruise Line

Norwegian Cruise Line is a global cruise line operator, offering cruise experiences for guests with itineraries in North America (including Alaska and Hawaii), the Caribbean, Bermuda, the Mediterranean and the Baltic.

Forward Looking Statements

This press release contains "forward-looking" statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Norwegian expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include but are not limited to forward-looking statements about the proposed offering of ordinary shares of Norwegian, the business of Norwegian and the anticipated use of proceeds from the offering. There can be no assurance that actual results will not differ from those expected by management of Norwegian. For more information concerning factors that could cause actual results to differ materially from those conveyed in the forward-looking statements, please refer to the "Risk Factors" section of the amended registration statement on Form S-1 filed by Norwegian with the SEC on January 8, 2013 and the information included in subsequent amendments and other filings. These forward-looking statements are based on and include Norwegian’s expectations as of the date hereof. Norwegian does not undertake any obligation to update or revise such forward-looking statements to reflect events or circumstances that occur, or of which Norwegian becomes aware, after the date hereof.

CONTACT:
Norwegian Cruise Line
Andrea DeMarco, 305-468-2463
or
AnneMarie Mathews, 305-436-4799